UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2025

Commission File Number: 001-40614

PainReform LTD.
(Translation of registrant’s name into English)

65 Yigal Alon St., Tel Aviv 6744316
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

On December 30, 2025, PainReform Ltd. (the “Company”) convened an Annual General Meeting of Shareholders (the “Annual General Meeting”). However, the Annual General Meeting was adjourned for one week to the same day, time and place due to lack of quorum. Accordingly, the Annual General Meeting will be reconvened on Tuesday, January 6, 2026 at 3:00 p.m., Israel time, at the offices of the Company’s attorneys, Amit, Pollak, Matalon & Co., at APM House, 18 Raoul Wallenberg St., Building D, 6th floor, Ramat Hachayal, Tel Aviv, Israel.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PAINREFORM LTD.

Date: December 30, 2025	/s/ Ehud Geller
Ehud Geller Interim Chief Executive Officer